FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.    Name and Address of Reporting Person*
               Christopher Astrom
               2921 NW 6th Avenue
               Miami, FL 33127

2.    Issuer Name and Ticker or Trading Symbol
               Genesis Capital Corporation of Nevada, Inc.(GNCF)

3.    I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
               N/A

4.    Statement for Month/Year
               February, 2002

5.    If Amendment, Date of Original (Month/Year)

6.    Relationship of Reporting Person(s) to Issuer (Check all applicable)

                  /X/    Director
                  /X/    Officer (give title below)
                                    Corporate Secretary
                  /X/    10% Owner
                  / /    Other (specify below)

7.    Individual or Joint/Group Filing (Check Applicable Line)
               /X/      Form filed by One Reporting Person
               /   /    Form filed by More than One Report Person

      Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.    Title of Security (Instr. 3)
               i.  Common Stock
               ii. Preferred Stock

2.    Transaction Date(s) (Month/Day/Year)
               i.  2/12/02
               ii.

3.    Transaction Code (Instr. 8)
               i.  Code:             S
                   V:
               ii.

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     Date         Amount(Shares)      (A) or (D)     Price per share
     ---------    --------------      ----------     ---------------
  i.  2/12/02      5,230,000             (D)            $.ZZ (1)
  ii.

5.    Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
              i.  48,880,309
              ii.  1,477,345

6.    Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
              i.   D (1)
              ii.  D

7.    Nature of Indirect Beneficial Ownership (Instr. 4)

      Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.    Title of Derivative Security (Instr. 3)

2.    Conversion or Exercise Price of Derivative Security

3.    Transaction Date

4.    Transaction Code (Instr. 8)
                  Code:

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

6.    Date Exercisable and Expiration Date (Month/Day/Year)
                  Date Exercisable:
                  Expiration Date:

7.    Title and Amount of Underlying Securities (Instr. 3 and 4)

8.    Price of Derivative Security (Instr. 5)

9.    Number of Derivative Securities Beneficially Owned at End of Month (Instr.
      4)

10.   Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr.
      4)

11.   Nature of Indirect Beneficial Ownership (Instr. 4)



Explanation of Responses:

(1) Noncash consideration for the disposition was the repayment of loans and the satisfaction of prepaid management fees with a combined total of $532,000 owing from filer to National Residential Residential Properties, Inc.


                           By: /s/CHRISTOPHER ASTROM           February 19, 2002
                           --------------------------------    ----------------
                           ** Signature of Reporting Person          Date
                              Christopher Astrom

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.